UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 22, 2007

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

October 22, 2007	For Immediate Release

NEWS RELEASE

GREAT PANTHER DOUBLES PRODUCTION IN THIRD QUARTER 2007

GREAT PANTHER RESOURCES LIMITED (TSX: GPR; the “Company”) reports record production from its 100% owned Guanajuato Silver-Gold Mine and Topia Silver-Lead-Zinc Mine in Mexico. Operational highlights include:

•	Total quarterly production of 361,107 silver equivalent ounces (Ag Eq oz) compared to 179,782 Ag Eq oz in the third quarter 2006, an increase of 101%.
•	Total production for the three quarters of 2007 of 989,900 Ag Eq oz exceeded total production of 408,820 Ag Eq oz for the same period last year by 142%
•	Total quarterly throughput of 69,541 tonnes compared to 43,055 tonnes in the third quarter 2006, an increase of 62%.
•	20% quarter-by-quarter increase in output at Guanajuato from 176,828 Ag Eq oz in the second quarter 2007 to 212,617 Ag Eq oz in the third quarter 2007.
•	11% quarter-by-quarter increase in output at Topia from 133,522 Ag Eq oz in the second quarter 2007 to 148,490 Ag Eq oz in the third quarter 2007.
•	Management team strengthened with appointment of Charles Brown as Chief Operating Officer.
•	Great Panther’s 100% owned (but independently operated) “state-of-the-art” assay laboratory was opened at the Guanajuato Mine.

(Silver equivalents for 2007 were established using prices of US$600/oz Au, US$12/oz Ag, US$0.60/lb Pb and US$1.50/lb Zn)

The Guanajuato Mine produced 155,272 oz of silver and 1,147 oz of gold from 60,031 tonnes in the third quarter, an increase of 18% and 27% for silver and gold, respectively over the previous quarter. The average gold grade increased slightly from 0.80 g/t to 0.84 g/t while the silver grade decreased slightly from 115.5 g/t to 109.9 g/t resulting in a slight decrease in the silver equivalent grade from 155.6 g/t to 151.9 g/t. The erratic nature of gold and silver distribution continues to be a challenge at Guanajuato and the Company is implementing a number of measures to improve the grade control. Recoveries averaged 70.5% for gold and 73.1% for silver in Q3 compared to 72.4% and 73.3%, respectively in Q2. A metallurgical test program is also underway to find ways of improving the recoveries.

At the Topia Mine, production of silver increased by 13% to 65,884 oz, gold by 2% to 128 oz, lead by 20% to 404,460 lbs and zinc by 8% to 448,528 lbs. However, overall head grades declined by 8.8% to 261 g/t Ag, 0.6 g/t Au, 2.11% Pb and 2.63% Zn (588 g/t Ag Eq) due to an increase in dilution caused by narrower vein widths. Recoveries at Topia in the third quarter averaged 82.41% for Ag, 71.44% for Au, 91.38% for Pb and 81.38% for Zn, compared to 86.81% for Ag, 83.59% for Au, 89.46% for Pb and 86.54% for Zn in the second quarter. A total of 9,509 tonnes was processed from the Company’s mines in Topia in Q3 while 2,469 tonnes were custom milled for a local miner.

The year to date production of 989,900 Ag Eq oz from both of Great Panther’s mines includes 590,191 oz of silver, 3,250 oz of gold, 1,190,971 lbs of lead and 1,421,901 lbs of zinc. As mine development increases and diamond drilling success establishes new resources at the mines, the Company expects this steady growth in production to continue well into 2008. In addition, management is actively looking at ways to more significantly increase the output from both operations.

Robert F. Brown, P.Eng. and Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer and Ing. Francisco Ramos Sánchez, Vice President of Operations for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman

Date: October 23, 2007